UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)   *

Luxfer Holdings PLC
(Name of Issuer)
Ordinary Shares and American Depositary Shares
(Title of Class of Securities)
550678106
(Cusip Number)
October 3, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 13 Pages
Exhibit Index Found on Page 12

13G
CUSIP No. 550678106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Partners II LP
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                           (a) [     ]
                                                                                                                                                           (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 1,099,804 Shares, which is 8.4% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  [See Item 2]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 373,788
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 373,788
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,788
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G
CUSIP No. 550678106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Master Fund
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                           (a) [     ]
                                                                                                                                                           (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 1,099,804 Shares, which is 8.4% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  [See Item 2]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 726,016
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 726,016
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,016
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

13G
CUSIP No. 550678106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Advisors LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                           (a) [     ]
                                                                                                                                                           (b) [ X ]**
**    The reporting persons making this filing beneficially own an aggregate of 1,099,804 Shares, which is 8.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.  [See Item 2]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 373,788
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 373,788
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,788
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

13G
CUSIP No. 550678106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                           (a) [     ]
                                                                                                                                                           (b) [ X ]**
**    The reporting persons making this filing beneficially own an aggregate of 1,099,804 Shares, which is 8.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.  [See Item 2]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,099,804
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,099,804
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,804
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN, IA

13G
CUSIP No. 550678106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                           (a) [     ]
                                                                                                                                                           (b) [ X ]**
**    The reporting persons making this filing beneficially own an aggregate of 1,099,804 Shares, which is 8.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.  [See Item 2]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,099,804
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,099,804
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,804
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

13G
CUSIP No. 550678106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                           (a) [     ]
                                                                                                                                                           (b) [ X ]**
**    The reporting persons making this filing beneficially own an aggregate of 1,099,804 Shares, which is 8.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.  [See Item 2]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,099,804
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,099,804
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,804
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Issuer.

(a)	Name of Issuer

                     Luxfer Holdings PLC (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

                     Anchorage Gateway
                      5 Anchorage Quay
                      Salford M50 3XE England

Item 2.	Identity And Background.

Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))

This statement relates to ordinary shares of £1 per share (the “Shares”) and American Depositary Shares, each representing one-half of an ordinary share (the “ADSs”), of the Company.  All numbers and percentages contained in this Schedule 13G represent beneficial ownership of Shares, unless otherwise stated.  All percentages were calculated based on the 13,106,326 Shares outstanding as of October 3, 2012, as reported by the Company in its prospectus filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission on October 4, 2012.  The CUSIP number of the ADSs is 550678106.

Name Of Persons Filing, Address Of Principal Business Office And Citizenship (Item 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Capital Partners II LP, a Delaware limited partnership (“Greywolf Capital II”), with respect to the Shares beneficially owned by it;

(ii)
Greywolf Capital Overseas Master Fund, a Cayman Islands exempted company (“Greywolf Master Overseas” and, together with Greywolf Capital II, the “Greywolf Funds”), with respect to the Shares beneficially owned by it;

(iii)
Greywolf Advisors LLC, a Delaware limited liability company and the general partner (the “General Partner”) of Greywolf Capital II, with respect to the Shares beneficially owned by Greywolf Capital II;

(iv)
Greywolf Capital Management LP, a Delaware limited partnership and the investment manager (the “Investment Manager”) of the Greywolf Funds, with respect to the Shares beneficially owned by the Greywolf Funds;

(v)
Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares beneficially owned by the Greywolf Funds; and

(vi)
Jonathan Savitz, a United States citizen (“Savitz”) and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares beneficially owned by the Greywolf Funds.

The citizenship of each of the Reporting Persons is set forth above.  The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Master Overseas is 4 Manhattanville Road, Suite 201, Purchase, New York 10577 and (ii) Greywolf Master Overseas is Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman.

Item 3.	If This Statement Is Filed Pursuant To Sections 240.13d-1(b), Or 13d-2(b) Or (c), Check Whether The Person Filing Is An Entity Specified In (a) - (k):

Not Applicable.

If This Statement Is Filed Pursuant To Section 240.13d-1(c), Check This Box.  [X]

Item 4.	Ownership.

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for each of the Greywolf Funds are beneficially owned directly by such Greywolf Fund.  The General Partner, as general partner of Greywolf Capital II, may be deemed to be a beneficial owner of all such Shares beneficially owned by Greywolf Capital II.  The Investment Manager, as investment manager of the Greywolf Funds, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Greywolf Funds.  The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Greywolf Funds.  Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Greywolf Funds.  Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 5.	Ownership Of Five Percent Or Less Of A Class.

Not Applicable.

Item 6.	Ownership Of More Than Five Percent On Behalf Of Another Person.

Not Applicable.

Item 7.	Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company.

Not Applicable.

Item 8.	Identification And Classification Of Members Of The Group.

The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.	Notice Of Dissolution Of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2012

/s/ Jonathan Savitz
GREYWOLF ADVISORS LLC,
On its own behalf
And as the General Partner of
GREYWOLF CAPITAL PARTNERS II LP
By Jonathan Savitz,
Senior Managing Member

/s/ Jonathan Savitz
GREYWOLF GP LLC
By Jonathan Savitz,
Managing Member

/s/ Jonathan Savitz
GREYWOLF CAPITAL MANAGEMENT LP,
On its own behalf
And as Investment Manager to
GREYWOLF CAPITAL OVERSEAS MASTER FUND
By Jonathan Savitz,
Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz
Jonathan Savitz

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

EXHIBIT 1
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  October 15, 2012                                 /s/ Jonathan Savitz
 GREYWOLF ADVISORS LLC,
On its own behalf
And as the General Partner of
GREYWOLF CAPITAL PARTNERS II LP
By Jonathan Savitz,
Senior Managing Member

/s/ Jonathan Savitz
GREYWOLF GP LLC
By Jonathan Savitz,
Managing Member

/s/ Jonathan Savitz
GREYWOLF CAPITAL MANAGEMENT LP,
On its own behalf
And as Investment Manager to
GREYWOLF CAPITAL OVERSEAS MASTER FUND
By Jonathan Savitz,
Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz
Jonathan Savitz